

April 30, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

> **Re: Vistek Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed April 28, 2025**
> **File No. 333-284559**

Dear Teck Hong Ho:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-1

Exhibits

1. We note your response to prior comment 1. Please have counsel revise the legal opinion filed as Exhibit 5.1 to opine whether the Selling Shareholder Shares and the Resale Shares "are" legally issued, fully paid and non-assessable, as such shares are currently outstanding. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

April 30, 2025
Page 2

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuning "Grace" Bai, Esq.